SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Illumina, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Contingent Value Rights	N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Charles E. Dadswell

Senior Vice President, General Counsel and Secretary

5200 Illumina Way

San Diego, CA 92122

(858) 202-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Andrew J. Pitts

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$753,507,727	$69,850

(1)	Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Illumina, Inc. (the “Company”) seeks to exchange any and all outstanding contingent value rights (“CVRs”) issued pursuant to the CVR Agreement (as defined below) for newly issued shares of the Company’s common stock, par value $0.01 per share, or cash. The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The product of (i) $1.97527, the book value of the CVRs on October 3, 2021, and (ii) 381,470,749, the maximum number of CVRs that could be accepted for exchange in the Exchange Offer.

(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $92.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $69,850	Filing Party: Illumina, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: November 15, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on November 23, 2021 (the “Schedule TO”), initially filed by Illumina, Inc., a Delaware corporation (the “Company”), on November 15, 2021, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to exchange newly issued shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), or cash, on the terms and subject to the conditions described in the offer to exchange, dated November 15, 2021 (as the same may be amended or supplemented from time to time, the “Offer to Exchange”) and in the related letter of transmittal (as the same may be amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Exchange, as they may be amended or supplemented from time to time, constitute the “Exchange Offer”) for any and all outstanding contingent value rights (“CVRs”) issued pursuant to the Contingent Value Rights Agreement, dated as of August 18, 2021 (the “CVR Agreement”), among the Company, Computershare Trust Company, N.A., a federally chartered trust company, as Trustee, and Shareholder Representative Services LLC, a Colorado limited liability company, as Holder Representative.

This Amendment No. 2 is being filed to report the final results of the Exchange Offer. The following information is furnished to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act:

The Exchange Offer expired at 5:00 p.m., New York City time, on December 15, 2021. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange a total of 73,153,251 CVRs, representing all validly tendered and not withdrawn CVRs and approximately 19.9% of the CVRs outstanding as of December 15, 2021. The Company is issuing a total of 5,497 shares of Common Stock and paying an aggregate amount of cash equal to $56,523,683.76 in exchange for the validly tendered and not withdrawn CVRs accepted by the Company in the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2021

ILLUMINA, INC.

By:	/s/ Sam A. Samad
Name:	Sam A. Samad
Title:	Senior Vice President and Chief Financial Officer